Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Jaguar Land Rover Automotive PLC, UK (“Wholly Owned Subsidiary”) (“JLR”) response to S&P Global Ratings (“S&P”) downgrade in credit rating

March 29, 2019, Mumbai: In furtherance to our filing dated March 28, 2019 intimating the stock exchanges on revision in credit rating, please find reproduced below the press release issued by JLR, on the cited subject matter, the contents of which is self-explanatory.

“Jaguar Land Rover Automotive plc response to S&P downgrade

Whitley, UK, 29 March 2019 - Jaguar Land Rover Automotive plc today issued the following statement in connection with S&P’s decision this week to downgrade the Company to 'B+' with credit watch negative.

The Company is disappointed by S&P's decision to downgrade Jaguar Land Rover now. The Company reaffirms that it expects improved financial results in the fourth quarter period to March 31, 2019, compared to the first nine months of the financial year, with significant positive cashflow in the fourth quarter. Jaguar Land Rover is continuing to execute its product plans and Project Charge turnaround strategy to deliver £2.5 billion of cashflow improvements by March 2020.”

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop  pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.